Exhibit 12.1

The historical ratios below were prepared on a consolidated basis using amounts calculated in accordance with U.S. GAAP, and, therefore, reflect all consolidated earnings and fixed charges.

The ratio of earnings to fixed charges was determined by dividing earnings available to cover fixed charges by total fixed charges. Earnings available to cover fixed charges consist of: (i) earnings from continuing operations before income tax provision and (ii) fixed charges, exclusive of capitalized interest. Total fixed charges consist of: (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to debt issuances, (ii) capitalized interest and (iii) an estimate of interest within rental expense. Earnings from discontinued operations related to the sale of Diversey Japan and related fixed charges have been excluded. As of the date of this registration statement, no shares of our preferred stock were issued and outstanding.

SEALED AIR CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011		2010		2009
	(Dollars in millions)
Earnings (loss) available to cover fixed charges:
Earnings (loss) from continuing operations before income tax provision	$177.7	$(1,882.6)	$189.4		$343.4		$329.9
Total fixed charges	391.9	417.9	238.1		176.7		175.3
Amortization of capitalized interest	5.8	6.2	6.2		6.2		6.0
Capitalized interest	(4.9)	(5.5)	(4.2)		(3.7)		(6.7)

Earnings (loss) available to cover fixed charges	$570.5	$(1,464.0)	$429.5		$522.6		$504.5

Fixed charges:
Interest expense	$361.0	$384.7	$216.6		$161.6		$154.9
Capitalized interest	4.9	5.5	4.2		3.7		6.7
Interest component of rental expense(1)	26.0	27.7	17.3		11.4		13.7

Total fixed charges	$391.9	$417.9	$238.1		$176.7		$175.3

Ratio of earnings to fixed charges	1.5x	*	1.8	x	3.0	x	2.9	x

(1)	The interest component of rental expense has been deemed to be approximately 33% of rental expense.
*	Loss did not cover fixed charges by $1,464 million in 2012 due to the pre-tax non-cash impairment charge of goodwill and other intangible assets of $1,892.3 million (see Note 8 (“Goodwill and Identifiable Intangible Assets”) to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2013, for further discussion).